FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 34
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 1 June 2007	Name: Brendan T Case
Title: Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,543,379	604,101

4	Total consideration paid or payable for the shares	$794,062,018.44	$25,491,914.41

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $42.54

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.03

highest price allowed under rule 7.33: $44.84

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$380,446,067.15

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 29 May 07

Print name:	BRENDAN T CASE

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,147,480	555,341

4	Total consideration paid or payable for the shares	$819,553,932.85	$23,610,600.29

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $42.87

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.17

highest price allowed under rule 7.33: $44.65

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$356,835,466.87

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 30 May 07

Print name:	BRENDAN T CASE

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Kerry Thomas MCDONALD
Date of last notice	02 February 2006
Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A
Date of change	29 May 2007
No. of securities held prior to change	2,000

Class	Ordinary

Number acquired	400

Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,023.82
No of securities held after change	2,400

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market Purchase

MJ HEALEY

Company Secretary

30 May 2007

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,702,821	705,300

4	Total consideration paid or payable for the shares	$843,164,533.13	$30,027,583.26

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $42.91

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.34

highest price allowed under rule 7.33: $44.64

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$326,807,883.61

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 31 May 07

Print name:	BRENDAN T CASE

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,408,121	768,256

4	Total consideration paid or payable for the shares	$873,192,116.39	$32,882,662.84

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $42.88

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.67

highest price allowed under rule 7.33: $44.52

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$293,925,220.77

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 1 June 07

Print name:	BRENDAN T CASE